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                                    EXHIBIT 1

                           NORSKE SKOG CANADA LIMITED

                             ANNUAL INFORMATION FORM

                                 MARCH 21, 2005

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                                TABLE OF CONTENTS

Incorporation.........................................................     3
Corporate Profile.....................................................     4
Competitive Strengths ................................................     4
Business Strategy.....................................................     6
Lines of Business.....................................................     7
Fibre Supply..........................................................    14
Competition...........................................................    15
Properties............................................................    15
Human Resources.......................................................    15
Environment...........................................................    15
Research and Development..............................................    18
Capital Expenditures .................................................    18
Capital Structure.....................................................    18
Foreign Operations....................................................    18
Risk Factors..........................................................    19
Legal Proceedings.....................................................    19
Dividends.............................................................    19
Ratings...............................................................    19
Market for Securities.................................................    20
Material Contracts....................................................    20
Transfer Agent and Registrar..........................................    21
Audit Committee Information...........................................    21
Corporate Governance..................................................    24
Directors and Officers................................................    25
Additional Information................................................    26
Summary of Financial Information......................................    28

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                           NORSKE SKOG CANADA LIMITED

                             ANNUAL INFORMATION FORM

               (WITH RESPECT TO THE YEAR ENDED DECEMBER 31, 2004)

                                GLOSSARY OF TERMS

Unless otherwise indicated, dollars or $ refers to Canadian dollaras.

AOX or ADSORBABLE ORGANIC HALIDES - the measurement of total chlorinated organic compounds in pulp mill effluents.

BASIS WEIGHT - the weight of paper per specified area, such as gsm.

CAPACITY - the number of units which can be produced in a year based on operating with the normal number of shifts and maintenance interruptions.

COATED PAPER - paper which is coated with clay and treated to impart a smooth glossy surface.

DIOXINS - chlorinated chemical compounds, of which certain members have been identified as carcinogens.

DIRECTORY PAPER - lightweight uncoated groundwood paper suitable for printing telephone and commercial directory books.

EFFLUENT - outflowing waste discharge from a pulp and paper mill.

FURANS - toxic contaminants associated with the formation of dioxins in the bleaching of pulps with chlorine compounds.

FURNISH - a blend of different types of pulps and additives which are provided to the paper machine for making paper.

GROUNDWOOD SPECIALTY PAPER - coated and uncoated printing papers, with mechanical pulp as their major component, which differ from newsprint in brightness, surface characteristics and end uses.

HI-BRITE or HIGHBRIGHTNESS PAPER - a group of uncoated groundwood papers with brightness levels greater than standard newsprint.

HOG FUEL - wood waste, a by-product from sawmilling and log sorting activities, used in boilers as an energy source.

KRAFT PAPER - any type of single and multi-ply liner used to make boxes and other containers for shipping materials, and the type of paperboard used to make them up.

LIGHTWEIGHT COATED PAPER or LWC PAPER - coated paper having a basis weight generally below 72 gsm and used principally for magazine and mail order catalogues, inserts, flyers, coupons and direct mail. The term is often used interchangeably with coated groundwood paper.

LINERBOARD - a type of kraft paperboard, generally unbleached, used to line or face corrugated core board (on both sides) to form shipping boxes and various types of containers.

NEWSPRINT - a printing paper whose major use is in newspapers. It is made largely from groundwood or mechanical pulp reinforced to varying degrees with chemical pulp.

PARTICULATE EMISSIONS - the discharge of all airborne solid or liquid materials other than uncombined water.

PRINTABILITY - the ease with which paper can be printed to high quality standards with the least amount of spoilage.

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PRINTING PAPERS - a general term used to describe those grades of paper used by the printing trades, including job, book, magazine, and newspaper printers.

PULP - the generic term describing the fibres derived from wood. Pulp can result from a variety of pulping processes including cooking, refining, grinding or the processing and cleaning of waste paper. Pulp can be either in a wet or dry state. Types of pulp include:

      BLEACHED PULP - pulp that has been purified or whitened by chemical treatment to alter colouring matter and has taken on a higher brightness characteristic.

      CHEMICAL PULP - obtained by cooking wood in solutions of various chemicals. The principal chemical processes are sulphite and sulphate (kraft).

      DE-INKED PULP - obtained by removing inks, clays and coatings, bindings and other additives from waste papers (primarily old newspapers and office waste) so that it can be reused as a source of papermaking furnish.

      KRAFT PULP - chemical pulp produced by an alkaline cooking process using sodium sulphate.

      MARKET PULP - pulp sold on the open market.

      NORTHERN BLEACHED SOFTWOOD KRAFT (NBSK) PULP - kraft pulp produced from slow-growing coniferous trees indigenous to the forests of Canada, the northern United States and Scandinavian countries. NBSK pulp is noted for its strength and length of fibre.

      THERMOMECHANICAL PULP - pulp produced from wood chips using heated mechanical processes to break the bonds between the wood fibres.

PULPWOOD - logs which are used for making pulp as opposed to those used for making lumber and panel products.

RUNNABILITY - the ease with which paper can be run through presses with the least amount of breakages.

SOFT-CALENDER - a machine which improves the smoothness and gloss of paper by running it through a combination of steel rolls and proprietary synthetic rolls.

TOTAL REDUCED SULPHUR or TRS - the four reduced sulphur compounds that contribute to the typical odour emitted by kraft pulp mills.

TWIN-WIRE - refers to a paper machine with forming wires on both sides of the paper surface which provide a more uniform quality of sheet for both printing surfaces. Older machines typically only have a forming wire on the lower surface.

UNCOATED SPECIALTY PAPER - uncoated printing papers, with mechanical pulp as their major component, which differ from newsprint in brightness and surface characteristics and are used for magazines, catalogues, supplements, inserts and flyers.

WOODFREE - paper grades manufactured almost entirely with kraft pulp, and containing less than 10 per cent groundwood or mechanical pulp.

MEASUREMENTS

      GSM - grams per square metre.

      KG/ADBT - kilograms per air-dried bleached tonne of production.

      TONNE - metric ton - 1,000 kilograms or 2,204 pounds (1.1023 tons).

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                             ANNUAL INFORMATION FORM

               (WITH RESPECT TO THE YEAR ENDED DECEMBER 31, 2004)

                              AS OF MARCH 21, 2005

                                  INCORPORATION

We were formed on September 1, 2001 by the amalgamation under the Canada Business Corporations Act of Norske Skog Canada Limited and Pacifica Papers Inc.

Norske Skog Canada Limited's principal predecessor was British Columbia Forest Products Limited, which was a company formed by the amalgamation under the laws of the Province of British Columbia on December 30, 1971 of its predecessor company, incorporated by certificate of incorporation, with memorandum and articles, under the laws of the Province of British Columbia on January 31, 1946, and 24 of its wholly owned subsidiaries. On September 2, 1988, British Columbia Forest Products Limited changed its name to Fletcher Challenge Canada Limited. Prior to July 2000, 50.76% of Fletcher Challenge Canada Limited was owned by Fletcher Challenge Limited of New Zealand ("Fletcher Challenge New Zealand"). In July 2000, Norske Skogindustrier ASA completed a transaction with Fletcher Challenge New Zealand whereby all of the business and assets of Fletcher Challenge New Zealand's paper division worldwide were acquired by Norske Skogindustrier ASA. As part of this transaction, Norske Skogindustrier ASA acquired Fletcher Challenge New Zealand's 50.76% interest in Fletcher Challenge Canada Limited. On December 15, 2000, Fletcher Challenge Canada Limited changed its name to Norske Skog Canada Limited.

As a result of the amalgamation with Pacifica Papers Inc. and subsequent equity issues, Norske Skogindustrier ASA's interest in Norske Skog Canada Limited has decreased to 29.4%.

Pacifica Papers Inc.'s predecessor was Pacifica Papers Limited Partnership. On June 8, 1998 Pacifica Papers Limited Partnership, through its indirect wholly owned subsidiary, Pacifica Papers Acquisition Company Ltd., acquired all the shares of MB Paper Limited from MacMillan Bloedel Limited. On March 12, 1999 the unitholders of Pacifica Papers Limited Partnership approved a reorganization pursuant to which Pacifica Papers Limited Partnership changed its corporate form from a partnership to a corporation. As part of this reorganization, 28,750,000 common shares of Pacifica Papers Inc. were distributed to all the unitholders of Pacifica Paper Limited Partnership in exchange for their partnership units on a one for one basis.

Our principal office is located at 250 Howe Street, 16th Floor, Vancouver, British Columbia, V6C 3R8.

We own all the issued and outstanding shares of the following principal subsidiaries (each of which is established under the laws of British Columbia unless otherwise noted): Elk Falls Pulp and Paper Limited, Norske Skog Canada Finance Limited, Norske Skog Canada (Japan) Ltd. (Japan), Norske Skog Canada Pulp Operations Limited, Norske Skog Canada Pulp Sales Inc., Norske Skog Canada Sales Inc., Norske Skog Canada (USA) Inc. (California), NSCL Holdings Inc. (Delaware), Pacifica Papers Sales Ltd., Pacifica Papers Sales Inc. (Delaware), Pacifica Poplars Ltd., Pacifica Poplars Inc. (Delaware), and Pacifica Papers U.S. Inc. (Delaware). We are, along with our subsidiary Norske Skog Canada Pulp Operations Limited, a partner of the general partnership NorskeCanada.

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                                CORPORATE PROFILE

We are the third largest newsprint and uncoated groundwood specialty paper manufacturer based in North America measured by production capacity. We are the largest producer of coated and uncoated specialty papers and newsprint, and the only producer of lightweight coated paper, on the west coast of North America. We are also the largest producer of lightweight uncoated groundwood (directory) paper in the world. We also produce market pulp and kraft paper and we operate the largest paper recycling operation in Western Canada.

Our four integrated pulp and paper operations are located in British Columbia, at Crofton and Campbell River (Elk Falls) on the east coast of Vancouver Island, Port Alberni on the west coast of Vancouver Island, and Powell River on the west coast of the British Columbia mainland. Our paper recycling operation is located in Coquitlam, British Columbia.

The capacities by product, in thousands of tonnes, of our pulp and paper facilities as at December 31, 2004 are:

                                              OTHER UNCOATED
                                  DIRECTORY     GROUNDWOOD      LWC    KRAFT                  MARKET
MILL                  NEWSPRINT     PAPER      SPECIALTIES     PAPER   PAPER     SUB-TOTAL    PULP(1)     TOTAL
----                  ---------   ---------   -------------    -----   -----     ---------    -------     -----
Crofton                  264         157            -             -        -         421         318        739
Elk Falls                382           -          147             -      131         660         180        840
Port Alberni(2)            -         216            -           217        -         433           -        433
Powell River             127           -          329             -        -         456           -        456
                         ---         ---          ---           ---      ---       -----         ---      -----
Total                    773         373          476           217      131       1,970         498      2,468
                         ===         ===          ===           ===      ===       =====         ===      =====

      (1) Total pulp capacity of 658,000 tonnes is reduced by 160,000 tonnes in order to reflect the pulp that is provided to our paper and kraft paper operations.

      (2) Beginning February 1, 2005 one paper machine at Port Alberni was indefinitely shut down. See "Lines of Business - Port Alberni". The product capacities noted in the above table have not been adjusted for the indefinite shut down.

In addition, our paper recycling operation has a production capacity of 148,000 air-dried equivalent tonnes of pulp per year, the vast majority of which is consumed internally.

Our principal business is printing papers, consisting of groundwood coated, uncoated and specialty papers, kraft paper and newsprint. For the year ended December 31, 2004, groundwood and printing papers comprised approximately 80% of our total manufacturing capacity and contributed approximately 85% of our total sales revenues.

The principal markets for our products are located in North America and Asia. The major markets for our market pulp are Western Europe and Asia.

                              COMPETITIVE STRENGTHS

We believe that we have the following competitive strengths:

- Strong Market Position. We are the third largest producer of newsprint and uncoated groundwood specialty papers based in North America measured by production capacity. We are also the largest producer of coated and uncoated specialty papers and newsprint, and the only producer of lightweight coated paper, on the west coast of North America. We are the

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      largest producer of directory paper in the world. We have annual production capacity of approximately 2.5 million tonnes of specialty paper, newsprint and market pulp. In addition, we operate the largest paper recycling operation in Western Canada.

- Diversified Product Mix. Since 1993, we have introduced or expanded a number of specialty and differentiated product lines, including lightweight newsprint grades, coated papers, machine finished hi-brites, super hi-brites, soft-calendered grades, directory, sawdust-based pulp and whitetop linerboard. These products are of superior quality and offer improved margins over standard commodity grades. Additionally, market pulp accounts for only 20% of our manufacturing capacity, significantly reducing our exposure to volatile pulp markets.

- Upgraded, Cost-Competitive Manufacturing Facilities. Over the last five years, we have invested approximately $520 million in our manufacturing facilities to shift production towards higher margin papers, reduce unit production costs, increase operating efficiency, improve product quality, increase capacity and meet environmental regulations.

- Strong Supply Chain Management Practices. We introduced new supply chain systems in 2000 to improve our supply chain and order fulfillment processes. These processes range from the purchase of raw materials to the delivery of finished paper products to our customers. These new systems have allowed us to reduce inventory levels, increase inventory turnover and provide faster delivery to customers. We are also able to make better use of the barges, rail cars, trucks and containers that we use to ship our products. With better planning and scheduling, we are now able to ship our products to customers using the most cost-efficient mode of transportation on virtually every shipment. Following the acquisition of Pacifica Papers Inc. in 2001, we harmonized our order fulfillment systems to better service our customers' requirements. Specifically, we have applied our order fulfillment, distribution and procurement expertise to further lower the supply chain costs at our Powell River and Port Alberni facilities.

- Lightweight Alkaline Papermaking Technology. Over the last few years, we switched our paper mills to alkaline papermaking, which uses lower-cost precipitated calcium carbonate, or PCC, fillers in the production process. In addition to being a lower-cost input, the PCC filler leads to improved brightness and opacity. All of our products are created utilizing alkaline papermaking processes, and we believe these products are well recognized by our customers for their quality and performance. In addition, the use of PCC fillers enhances sheet quality to facilitate the production of papers with a lower basis weight. We believe that a lower basis weight gives us an important competitive advantage because a higher volume of lower basis weight paper can be stored on each paper roll, thereby reducing shipping, storage and handling costs and warehouse space required for inventories. The use of lower basis weight paper by our customers also reduces their postage costs. PCC also enables us to produce high quality, higher brightness uncoated groundwood grades. We have implemented the alkaline paper making process at all of our facilities.

- Sawdust Pulp Expertise. We are one of the few manufacturers of sawdust-based pulp in the world. This product is valued by producers of tissue and wood-free printing papers as a substitute for more costly NBSK pulp. High initial tensile strength and ease of refining are other attributes of this type of pulp.

                                       5
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-     Proven and Experienced Management Team. Our management team is comprised of seasoned industry professionals with experience operating through multiple business cycles in the paper and forest products industry. Our senior executives have an average of over 20 years of industry experience and 15 years with NorskeCanada.

                                BUSINESS STRATEGY

We intend to achieve greater earnings stability and to maximize cash flow by strengthening our position as a leading producer of value-added paper and related forest products within Western North America. Key principles of our strategy include:

- Performance Improvement Program. We will continue to implement performance improvement initiatives that challenge us to create innovative and cost effective business solutions. In 2004, we commenced our fourth consecutive annual performance improvement initiative. This initiative generated $103 million in earnings improvements across all areas, year over year. We realized improvements in the areas of grade development and product optimization, as well as cost reductions.

- New Product Development. We plan to increase profitability within our paper operations by developing new high-value specialty paper products. In 2004, we further developed two new grades, Electraprime and Electrastar. Our Electraprime grade is a soft-calendered high-brightness paper designed to compete as an alternative to supercalendered grades used primarily for advertising flyers and inserts. Our Electrastar product is a super high-brightness grade designed for applications in which brightness is a desirable characteristic such as magazines and specialty newspapers. Both products have been well received in the market. We intend to continue to aggressively promote them while exploring other product development opportunities.

- Optimizing Fibre Mix to Reduce Costs. We intend to continue to use low cost PCC filler and to reduce kraft input while maintaining the quality of our products and improving printability. In 2004, we reduced the amount of kraft used in our specialty and newsprint products by 40% compared to 2003. In December 2003, we acquired Western Canada's largest paper recycling facility. This acquisition allowed us to exit a higher-cost, long term de-inked pulp contract with the facility's previous owner. Subsequently, we have improved the value of this acquisition by increasing its production by an additional 25,000 air-dried metric tonnes, and by realizing synergies related to chemical purchases and freight optimization.

- Improving Operating Costs and Improving Efficiency. We are committed to reducing our operating costs and improving efficiency. We examine all areas of our business on an ongoing basis for cost reduction opportunities. For example, in 2004 we improved our production planning and focused on lower cost forms of transportation to ship our products. To deal with rising energy costs, we worked on optimizing the fuel mix in our power boilers, resulting in less reliance on fossil fuels in favour of lower cost wood waste hog fuel. We also took advantage of our ability to alternate between oil and natural gas at several mill sites, allowing us to consume lower cost fuels.

- Become the Preferred Supplier for our Customers. We are working on initiatives to improve service levels, distribution and customer relationships. Our plan is to seek to differentiate ourselves from our competitors by becoming a trusted supplier that consistently produces

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      reliable products. Our initiatives to date have resulted in a 35%
      reduction of product complaints compared to 2003.

                                LINES OF BUSINESS

We have three business segments: specialty paper, newsprint and pulp. Our groundwood specialty papers and newsprint are manufactured on 13 paper machines at four mill locations. Our market pulp is manufactured on three kraft pulp lines at our Crofton and Elk Falls mills.

PAPER

      Paper Operations

We manufacture our groundwood specialties papers and newsprint on 13 paper production lines at our four mill locations at Crofton, Elk Falls, Port Alberni and Powell River, British Columbia.

Our capacity to produce specialty papers and newsprint, in thousands of tonnes, as compared to our production for each of the last two years is as follows:

                                          ANNUAL CAPACITY                           YEAR ENDED DECEMBER 31
     MILL                                DECEMBER 31, 2004                  2004 PRODUCTION        2003 PRODUCTION
---------------                          -----------------                  ---------------        ----------------

Crofton                                         421                               396                     390
Elk Falls                                       660                               637                     618
Port Alberni(1)                                 433                               425                     411
Powell River                                    456                               423                     431
                                              -----                             -----                   -----
                                              1,970                             1,881                   1,850
                                              =====                             =====                   =====

   (1) Beginning February 1, 2005 one paper machine at Port Alberni was indefinitely shut down. The product capacities noted in the above table have not been adjusted for the indefinite shut down.

   Crofton

Crofton's capacity for the year ending December 31, 2004 was 421,000 tonnes of newsprint and directory paper. On a 48.8 gsm equivalent basis the annual capacity of the Crofton paper operations is approximately 512,000 tonnes.

The Crofton paper mill, which produces newsprint and lightweight directory paper, has three paper machines, which were put in operation in 1964, 1968 and 1982. All machines were installed with, or have been converted to, twin-wire sheet formation, which provides a more uniform quality of sheet for both printing surfaces. Pulp furnish for the paper mill is supplied by a three-line thermomechanical pulp mill, Crofton's kraft pulp mill and our paper recycling operation. Reduced fibre requirements, made possible by the move to lighter weight paper production at the mill, allowed the closure of a groundwood pulp mill in September, 1999. In 2002, the refiner mechanical pulp mill was also closed.

Crofton's No. 1 paper machine produces up to 119,000 tonnes of newsprint and directory paper. The No. 2 paper machine produces up to 104,000 tonnes annually of lightweight directory paper grades used in telephone and other directories, as well as other lightweight printing papers. The No. 3 paper machine produces up to 198,000 tonnes of newsprint. The No. 2 paper machine remains capable of producing newsprint grades as market conditions warrant. To further our objective to produce highly runnable directory paper, we completed $16 million in modifications to the No. 2 paper machine in May 1999. These modifications enable the Crofton mill to produce an innovative directory paper at the

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lowest industry basis weight. This directory paper has improved consistency, runnability and printability. Crofton's directory paper production can be supplemented by excess production capacity available on the No. 1 paper machine.

In 2001, the Crofton mill invested $13 million on bark presses to increase hog burning capability and to reduce greenhouse gases. In August 2003, we completed an $11 million upgrade to increase the capacity of the thermomechanical pulp facility and improve the quality of the pulp. This resulted in improved consistency in quality and lower production costs for light basis weight paper manufactured at the Crofton mill. In 2004, we began work on a $10 million investment in the thermomechanical pulp facility. This project is expected to be completed in 2005 and will further improve capacity and quality. We also spent $3 million to install a crumb pulp operation. Crumb pulp requires less drying than regular pulp. This installation has allowed us to free up drying capacity for our market pulp business and, as a result, we are able to produce an additional 25,000 tonnes of market pulp a year.

   Elk Falls

Elk Falls' capacity for the year ended December 31, 2004 was 660,000 tonnes of newsprint, high brightness uncoated specialties and kraft paper. On a 48.8 gsm equivalent basis, the annual capacity of the Elk Falls paper operations, excluding kraft paper, is approximately 544,000 tonnes. The Elk Falls mill has annual kraft paper production capacity of approximately 131,000 tonnes.

Four paper machines, which were put into operation in 1952, 1957, 1966 and 1982, produce newsprint, soft calendered high brightness specialties papers and whitetop linerboard. All machines were installed with, or converted to, twin-wire sheet formation. Pulp furnish for the paper mill is supplied primarily from the mill's seven-line thermomechanical pulp mill and its semi-bleached kraft pulping facilities.

Paper machine No. 1 has a capacity to produce approximately 154,000 tonnes of newsprint. Paper machine No. 2 has the capacity to produce approximately 147,000 tonnes of uncoated groundwood specialty grades. Paper machine No. 4 has the capacity to produce approximately 131,000 tonnes of kraft paper. Paper machine No. 5 has the capacity to produce approximately 228,000 tonnes of newsprint.

Elk Falls has broadened its range of uncoated groundwood specialty papers to meet the needs of commercial printers. We have met the demand for better quality through equipment upgrades to produce a cleaner, more refined pulp furnish. We have improved smoothness and printability to meet the exacting standards of large commercial printers, and we have developed high brightness offset papers in a variety of basis weights. The No. 2 paper machine has a soft roll calendering system designed to produce up to 147,000 tonnes annually of uncoated groundwood specialty papers. Soft calendered specialty grades, marketed under the Electracal and Electrasoft labels, are used mainly by the commercial print market for advertising flyers and newspaper supplements. We are the largest supplier of soft-calendered papers on the west coast of North America.

In 2001, we installed a new $15 million precipitator at Elk Falls to improve air quality. In August 2003, we completed a $4 million upgrade to our No. 5 paper machine, which has reduced the consumption of kraft in our paper furnish.

Whitetop linerboard, which is produced by the kraft paper specialties machine, is a premium product that combines a layer of unbleached kraft pulp with a layer of bleached kraft pulp. The two layers are formed on the paper machine by uniting the bleached and unbleached stock into what is known as a

                                       8
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duplex stock. This specialty product is white on the top and brown on the reverse side and is used in packaging where bright, high quality graphics are important. Elk Falls' competitive advantage in producing this product stems from its ability to produce a lightweight, high-performance sheet. The inclusion of sawdust-based pulp in the furnish also results in a smoother, more consistent surface which performs better in customers' conversion facilities.

Production of whitetop linerboard grades totaled approximately 119,000 tonnes, or 96%, of production from the Elk Falls kraft paper machine for the year ended December 31, 2004. The majority of this product is marketed under the brand name "SilverLiner." In 2003, we completed a $3 million upgrade to stock preparation equipment supporting the No. 4 paper machine, enabling us to replace a portion of sawdust-based pulp with externally purchased hardwood pulp. The upgrade has improved the quality and production of our SilverLiner product and allows us to sell a higher volume of sawdust based pulp externally.

The furnish for the kraft paper specialties produced at Elk Falls is comprised of long-fibre pulp, alternative fibre sources such as sawdust-based pulp and rejects from the Elk Falls kraft pulp mill, as well as clippings received from converting plants and post-consumer waste. Elk Falls also purchases a limited quantity of high quality hardwood kraft pulp in order to enhance the top sheet quality of our kraft paper product line.

   Port Alberni

Port Alberni's capacity for the year ended December 31, 2004 was 433,000 tonnes of directory paper and lightweight coated paper. Port Alberni's annual directory paper capacity on a 48.8 gsm equivalent basis is approximately 307,000 tonnes.

The Port Alberni paper mill has three paper machines. Two of the paper machines were put into operation in 1957, with the third paper machine put into operation in 1968.

Paper machine No. 3 has the capacity to produce approximately 112,000 tonnes of directory paper, paper machine No. 4 has the capacity to produce approximately 104,000 tonnes of directory paper and paper machine No. 5 has the capacity to produce approximately 217,000 tonnes of lightweight coated paper.

Beginning February 1, 2005, we began the indefinite shut down of paper machine No. 3. Curtailment of this machine will effectively displace 140,000 tonnes per year of newsprint production as we shift the directory production from paper machine No. 3 to other machines.

Paper machine No. 5 is the only lightweight coated paper machine in western North America. Its technology allows for the coating of paper on both sides simultaneously, reduces the amount of kraft pulp required to produce conventional lightweight coated paper and produces the desired product quality in terms of runnability, printability and bulk.

Pulp furnish for the paper mill is supplied primarily from the mill's thermomechanical pulp plant and groundwood mill, from our paper recycling operation and from kraft pulp supplied from the Crofton mill. We have installed equipment at the Port Alberni mill to allow us to use recycled fibre in telephone directory paper.

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

   Powell River

Powell River's capacity for the year ended December 31, 2004 was 456,000 tonnes of newsprint and uncoated groundwood specialty paper. Powell River's annual capacity on a 48.8 gsm equivalent basis is approximately 463,000 tonnes.

The Powell River mill has three paper machines, which were put into operation in 1957, 1967 and 1981.

No. 9 paper machine has the capacity to produce 119,000 tonnes of hi-brite, uncoated groundwood specialty papers or newsprint. At the end of 2004, this machine was fully dedicated to the production of specialty paper grades. No. 10 paper machine has a capacity of 158,000 tonnes and produces only high quality, soft-calendered, specialty papers. No. 11 paper machine is Powell River's largest machine and has a capacity to produce 179,000 tonnes of newsprint. In 2004, we completed a $7.5 million upgrade of No. 10 paper machine to support the production of higher value groundwood specialty paper, including our newest Electraprime grade. We have dedicated our No. 9 paper machine to produce highbrightness Electrastar and Electrabrite grades. We continue our effort to push towards the development of highbrightness products at our Powell River mill, and in 2005 we will be upgrading the bleach plant at a cost of $3 to $5 million.

Pulp furnish for the paper mill comes primarily from a thermomechanical pulp plant. In November, 2001, we permanently closed the kraft pulp mill, which consumed a high-cost fibre diet which resulted in higher unit costs compared to our other two pulp mills at Elk Falls and Crofton. In addition, the pulp mills at Elk Falls and Crofton have roughly twice the capacity of the Powell River pulp mill. We now supply the pulp requirements of the paper machines at Powell River from our Elk Falls and Crofton facilities.

The Powell River mill has the capability to use recycled de-inked pulp on a limited scale. Recycled de-inked pulp is supplied from our paper recycling operation.

We hold a 50% economic interest in Powell River Energy Inc., or Powell River Energy, which owns two hydroelectric dams near the Powell River mill with a combined generating capacity of 82 megawatts. Pursuant to a power purchase agreement between us and Powell River Energy, Powell River Energy will provide the power generated by its facilities to us at a fixed rate approximating current British Columbia Hydro and Power Authority rates until 2011. Powell River Energy's hydroelectric facilities supply approximately 40% of the annual power needs of the Powell River mill.

   Paper Marketing

The principal customers for our specialty papers and newsprint are retailers, magazine and catalogue publishers, commercial printers, telephone directory publishers, corrugated box manufacturers and newspaper publishers, and are located primarily in western and central North America and Asia. Specialty and newsprint customers are served primarily by our sales and marketing personnel in North America and Japan and distributors and agents in other geographic markets. In recent years, our marketing strategy for kraft paper has been, first, to shift the sales mix to 100% white-top production and eliminate lower value unbleached grades and second, to improve surface properties in order to expand freight logical North American sales with high graphic accounts that prefer our lightweight grades.

The following table sets out our paper sales revenue by country or geographic region:

                                                       UNITED     ASIA AND      OTHER
                                            CANADA     STATES   AUSTRALIASIA   OFFSHORE   TOTAL($ MILLIONS)
                                            ------     ------   ------------   --------   -----------------
Year ended December 31, 2002                  13%        67%        12%             8%          1,466
Year ended December 31, 2003                  13%        67%        13%             7%          1,542
Year ended December 31, 2004                  12%        65%        11%            12%          1,590

Historically, approximately two-thirds of our paper sales revenue has been generated from sales to customers in the United States. The United States is the world's largest consumer of newsprint, with consumption of approximately 10 million tonnes in 2004, representing about 27% of total world consumption.

For the years ended December 31, 2004 and 2003, specialty paper and newsprint accounted for 85% of our consolidated net sales revenue. No single customer accounts for more than 10% of our specialty consolidated net sales revenue nor is a material part of our business dependent on a small group of customers. Specialty paper and newsprint markets are not subject to significant seasonal fluctuations.

The Crofton, Elk Falls and Powell River mills are located on tidewater and have deep-sea vessel loading facilities. Specialty paper and newsprint is shipped primarily by deep-sea vessel, and by a combination of ship, barge, rail and truck for inland destinations. We use the services of independent warehouses all over the world for distribution to our customers.

We have built effective long-term relationships with our customers for our specialty papers and newsprint, based on a partnership approach to produce the best product for their particular needs. As a result, we expect to remain a preferred supplier to many of those customers.

PULP

   Pulp Operations

We manufacture market pulp at our Crofton and Elk Falls pulp and paper mills, located in British Columbia on the east coast of Vancouver Island.

Our capacity, in thousands of tonnes, as compared to our production for each of the last two years is as follows:

                                                        ANNUAL CAPACITY                 YEAR ENDED DECEMBER 31
                                        MILL         DECEMBER 31, 2004 (1)      2004 PRODUCTION       2003 PRODUCTION
                                        ----         ---------------------      ---------------       ---------------
Market pulp                          Crofton                   318                   262                  253
                                     Elk Falls                 180                   159                  166
                                                               ---                   ---                  ---

Total                                                          498                   421                  419
                                                               ===                   ===                  ===

(1) Total pulp capacity of 658,000 tonnes is reduced by 160,000 tonnes in order to reflect the pulp that is provided to our paper and kraft paper operations.

The Crofton kraft pulp mill is a two-line mill. The first line began operating in 1957 and the second in 1965. At December 31, 2004 total annual market pulp capacity was 318,000 tonnes. This mill is equipped with two continuous digesters (although currently we are only running one) and eight batch digesters, which provide the flexibility to cook different species of chips independently. Crofton's batch digesters utilize a rapid displacement heating, or RDH, cooking system. The RDH system allows for rapid turnaround in the batch cooking process, because it rapidly extracts and replaces the cooking liquor in the cooking vessel for each batch without a significant loss in temperature. This technology improves the overall quality of Crofton pulps and provides a stronger and more uniform pulp than conventional cooking.

The Crofton kraft pulp mill produces Northern bleached softwood kraft, or NBSK pulp grades. One grade is a low coarseness fine fibre pulp. This pulp is consumed internally at our Crofton, Port Alberni and Powell River operations and sold to market customers. This pulp is a high tensile grade which is ideally suited for the manufacture of lightweight papers. The other pulp grade produced is made from Coastal Hemlock and Douglas Fir fibre species. This pulp has high intrinsic strength and bulk, and is used in a variety of printing and writing papers.

The Elk Falls kraft pulp mill was initially commissioned in 1956, and its sawdust-based pulp production began in 1964. The mill has been extensively modernized over recent years to meet or exceed current environmental standards and to improve operating efficiency and costs.

The Elk Falls kraft pulp mill is equipped with five batch digesters and three continuous digesters and has a total annual market pulp capacity of 180,000 tonnes. The mill manufactures a sawdust-based pulp branded "Elk Prime". Elk Prime is a fully bleached pulp that is manufactured from a combination of low-cost sawdust, wood shavings and chip screenings. Blending of these residuals produces a pulp with an average fibre length between that of conventional softwood and hardwood pulps. Elk Prime is easy to refine, delivers high initial tensile strength and, when added to a paper makers' furnish, enhances dimensional stability. Manufacturers of products such as specialty papers, tissue, paper toweling, printing and writing and other paper products can substitute Elk Prime for portions of their conventional NBSK pulp feedstock, realizing cost savings and, in many cases, improved quality. Sawdust-based pulps have an added environmental advantage in that they are made from fibre that would otherwise have been a waste product. Elk Falls uses some sawdust-based pulp in producing its specialty brands of high quality white-top linerboard, which is sold to customers who manufacture corrugated containers that require high quality graphics.

All of the kraft pulp operations are equipped with chlorine dioxide bleaching systems and secondary effluent treatment facilities and are presently operating in substantial compliance with applicable environmental laws and regulations.

In 2004, we completed a $45 million upgrade of the Elk Falls No. 2 recovery boiler to increase capacity and maintain reliability. This upgrade allowed the permanent shut down of the smaller recovery boiler, a lime kiln and a bleach plant. As a result, gross pulp production at Elk Falls was reduced by approximately 90,000 tonnes per year. This decrease in production is expected to be offset by reduced internal consumption of kraft pulp.

   Pulp Marketing

Our two pulp mills are well situated for export shipments to Asia and Western Europe, the largest pulp consuming markets.

Our strategy is to maintain a diversified range of freight-logical customers, including producers of tissue, magazine papers, woodfree printing and writing papers and certain specialty paper products.

Our sawdust-based pulp produced at Elk Falls is particularly versatile and is used as a lower cost substitute for more expensive NBSK and eucalyptus fibre-based hardwood pulp.

The combination of a simple pulp product line and a diversified range of customers enables the full utilization of our pulp production facilities throughout market cycles.

The following table contains our market pulp sales revenue by country or geographic region:

                                                    UNITED       ASIA &        LATIN       EUROPE &        TOTAL
                                       CANADA       STATES     AUSTRALASIA    AMERICA       OTHER       ($ MILLIONS)
                                       ------       ------     -----------    -------      --------     ------------
Market Pulp
Year ended December 31, 2002             1%           1%          46%            2%            50%             238
Year ended December 31, 2003             1%           0%          56%            0%            43%             279
Year ended December 31, 2004             1%           0%          56%            0%            43%             288

Pulp customers are served by sales and marketing staff in Canada and Japan and a network of agents in locations throughout the world.

The Crofton and Elk Falls pulp mills are located on tidewater and have deep-sea vessel loading facilities. Pulp is shipped to offshore locations by both break bulk on deep-sea vessels and container shipment.

For the year ended December 31, 2004, pulp accounted for 15% of our consolidated sales revenue as compared to 15% for the year ended December 31, 2003. There is no single customer that accounts for more than 10% of our consolidated net sales revenue, nor is a material part of our business dependent upon a small group of customers.

   Paper Recycling Division

On December 1, 2003 we acquired Western Canada's largest paper recycling operation, located in Coquitlam, B.C. The purchase price was $61.1 million (including a $2.5 million working capital adjustment) and was comprised of $31.5 million of cash, approximately 8.7 million of our common shares having a value of $29 million, and $0.6 million of transaction costs. As part of the acquisition, we entered into a lease of the land and buildings where the paper recycling plant operates for an initial term of 20 years, with one 10 year renewal option. The annual rent under the lease is $2.0 million, subject to adjustment for changes in the Consumer Price Index. The lease includes options to purchase the land and buildings, and a right of first offer in the event the landlord wishes to sell the land to a third party.

Our paper recycling operation recycles old newspapers, magazines and other waste paper into pulp suitable for the manufacture of newsprint, telephone directory paper and similar grades of paper. The plant was constructed in 1990. Its current production capacity is 148,000 air-dried metric tonnes of pulp per year. Average annual production in the last three fiscal years was approximately 130,000 air-dried metric tonnes per year. We were the principal customer of the paper recycling operation and prior to our acquisition we purchased approximately 95% of the de-inked pulp it produced. The operation now supplies 100% of our de-inked pulp requirements.

The paper recycling operation utilizes flotation, cleaning and screening technologies to remove ink and impurities from the waste paper input. This produces high-quality pulp that can be blended with traditional virgin-fibre pulp to produce paper in accordance with customers' specifications.

The pulp is mechanically dried to a consistency of about 50% moisture content for shipment to its customers.

The waste paper furnish for our paper recycling operation is purchased in Western Canada and the Western United States. In the most recent fiscal year, approximately 38% of the furnish was sourced in British Columbia, 18% in the balance of Western Canada and 44% in the United States.

The plant receives waste paper primarily by rail and truck into warehouse facilities located adjacent to the production facility. An independent contractor is responsible for operations in the raw materials warehouse. Batches of waste paper are loaded onto a conveyor for transport into the production facility.

Within the production facility the waste paper is initially mixed with water and de-inking and bleaching chemicals in a batch pulper. The paper slurry produced by the pulper is then processed by a succession of cleaners and screens to remove contaminants. It then passes through a flotation unit, where tiny air bubbles float ink particles out of the slurry. The slurry is then further processed through additional cleaners and a final flotation process before being formed into mechanically-dried sheets which are baled for shipment. The recycled pulp is shipped to our other operations by truck, rail and barge.

                                  FIBRE SUPPLY

Our pulp and paper operations consume wood fibre which is purchased from more than 70 independent mills. Our fibre supply comes primarily from residual wood chips and sawdust from lumber operations located on the coast or in the southern Interior of British Columbia and secondarily from the chipping of pulp logs originating from locations throughout the region.

Sawmill wood chips presently comprise 57% of the fibre supply for our pulp and paper operations. The remainder is comprised of pulp logs (22%), sawdust (17%) and recycled de-inked pulp (4%). Currently, five wood chip, log and sawdust suppliers provide 59% of our fibre supply. The supply contracts with these companies were negotiated for indefinite ("evergreen") terms when certain of our timber and processing assets were sold.

In addition, through an evergreen contract with a coastal log producer, additional wood chips can be obtained from regional sawmills. These suppliers provide an additional 11% of our fibre supply.

Together, all of these long-term, secure supply agreements provide approximately 70% of the fibre supply for our pulp and paper operations.

The remainder of the fibre requirements for the four pulp and paper operations is sourced from independent suppliers, many under long-term contracts. Fibre is purchased from these suppliers at market prices or at prices determined under market-based formulas.

To enhance our fibre security, we maintain a surplus fibre position. As a result of our fibre position, we make annual sales of approximately 425,000 cubic meters of surplus fibre to regional customers. In addition, we engage in fibre trading activities to ensure optimum allocation of different fibre grades to the appropriate product.

During 2004 we implemented an independent chain of custody system to track our wood fibre supply. This auditable system identifies the source of wood fibre coming from forests with independently certified forest management practices. The independent chain of custody verifies that select paper products made at our Port Alberni and Powell River mills contain 100% certified wood fibre.

                                   COMPETITION

The markets for our products are highly competitive on a global basis. The pulp and paper industry is essentially a commodity market in which producers compete primarily on the basis of price. In addition, since a majority of our production is directed to export markets, we compete on a worldwide basis against many producers of approximately the same or larger capacity. In export markets, Canadian producers generally compete with American, European and Asian producers.

                                   PROPERTIES

Our head office is located in leased premises in Vancouver, British Columbia. The lease covers an aggregate of 40,842 square feet and expires February 15, 2016.

We lease the land and buildings where our paper recycling operation is located. The lease expires November 30, 2023, subject to one 10 year renewal option. We also lease a port and warehouse facility in Long Beach, California, which we use for delivering product to customers located in the Western United States. That lease terminates in August, 2006, subject to an option to renew for an additional two year term.

Each of our Crofton, Elk Falls, Powell River and Port Alberni pulp and paper manufacturing facilities are situated on land we own. The Crofton mill is located on a 107 hectare site, the Elk Falls mill is located near the town of Campbell River, British Columbia on a 78 hectare site, the Powell River mill is located on a 94 hectare site and the Port Alberni mill is located on a 44 hectare site. Each of our properties is the subject of a mortgage in favor of our lenders to secure our credit facilities.

                                 HUMAN RESOURCES

We have approximately 3,800 employees.

All of the approximately 2,900 hourly employees at our pulp and paper mills (with the exception of the paper recycling operation) are members of either the Communications, Energy & Paperworkers Union of Canada, or CEP, or the Pulp, Paper and Woodworkers of Canada, or PPWC. Twenty-three employees in the Port Alberni mill are represented by the Canadian Office and Professional Employees Union, or COPE.

The current collective agreements with each of CEP and PPWC expire on April 30, 2008. The collective agreement with the COPE expires on April 30, 2006.

                                   ENVIRONMENT

Our operations are subject to a wide range of general and industry-specific environmental laws and regulations including those related to waste management, air emissions, water discharges and remediation of environmental contamination. There has been significant upgrading of our facilities during the last few years to comply with solid and special waste, effluent and air regulations. Environmental performance is monitored regularly by us. We believe that our facilities are operating in substantial compliance with applicable environmental laws and regulations.

Environmental performance is monitored regularly by us. We believe that our facilities are operating in substantial compliance with applicable environmental laws and regulations.

In addition to regular monitoring of emission points and reporting to regulatory authorities, we manage our environmental performance through an environmental management system. This system is registered to the ISO 14001 standard at four of our five facilities. The environmental management system utilizes annual internal surveillance audits and bi-annual external compliance audits of our manufacturing facilities. The audit findings are communicated to management and a committee of the board of directors, so that appropriate action plans can be developed to address any deficiencies. Audits were completed during 2004 and no material issues were uncovered during those reviews.

Numerous federal environmental initiatives are underway which could translate into more vigourous regulatory standards and permits in the next decade, especially with respect to air emissions. Substances that may be targeted include chlorine dioxide, odorous compounds, fine particulate, oxides of nitrogen, carbon monoxide and sulphur dioxide. Because of recent upgrades we have made to our air emissions controls, we believe we are well positioned to meet many of these new challenges. In cases where equipment improvements may be required, we expect that policy lead time and flexibility in the permitting process will mitigate any required capital spending.

RECYCLED CONTENT IN GROUNDWOOD PAPER

We are a major supplier of newsprint, directory and other groundwood printing papers to western North America. The most significant of these markets is the western United States, where in three states - California, Arizona and Oregon
- newspaper publishers and commercial printers are required by law to use a certain proportion of recycled containing paper. While the other western U.S. states and Canada do not have legislated requirements for recycled containing paper, many printers and publishers are demanding some recycled containing paper as part of their supply mix.

We meet this market demand through the use of de-inked pulp from our paper recycling operation located in Coquitlam, British Columbia. This de-inked post-consumer recycled pulp is mixed with virgin pulp furnish to produce newsprint and directory paper that meets the legislated requirement.

The recycling plant was designed to minimize deleterious impacts on the environment. Water is obtained from the municipal water supply and is recycled and reused in the operation to minimize water intake. Process effluent is processed in on-site primary, secondary and tertiary treatment facilities before being discharged into the municipal sewer system. The majority of the solid waste produced by plant operations is used in agricultural and thermal applications, and only a small portion of the waste stream (consisting primarily of metal, glass and plastic contaminants received with the waste paper) is placed in landfill. No chlorine-based bleaching chemicals are used in the process.

SOLID WASTE

An ongoing environmental issue faced by our operations is the disposal of solid waste. Most non-recyclable waste is disposed of at on-site landfills and based on current practice we have at least three year's capacity in the landfills at each of our facilities. We continue to work to reduce volumes sent to landfill by increasing recycling efforts and investigating alternative uses for all waste. In 2004, we constructed a new landfill at Crofton with a 30 year capacity and we are planning to develop another landfill site at our Elk Falls mill to establish more capacity.

EFFLUENT

In the early 1990s, the British Columbia provincial government mandated the elimination of AOX in mill effluent by December 31, 2002. In July 2002, this regulation was amended to 0.6 kilograms per tonne of pulp produced effective December 31, 2002. All of our facilities are operating below this new limit which is similar to legislation recently enacted in the United States.

The Port Alberni and Powell River mills do not produce kraft pulp or use a brightening process involving chlorine or chlorine derivatives, so they do not produce any appreciable AOX or dioxins in their effluent.

AIR EMISSIONS

Over the past five years, substantial environmental capital has been spent at all facilities upgrading air emissions controls and infrastructure. This includes an odour collection and treatment system at Crofton, a new wet precipitator for the Elk Falls power boiler, a fluidized bed boiler conversion at Port Alberni and a new fluidized bed boiler at Powell River. Our facilities are well positioned to be compliant with future air emissions standards, which will likely focus on odour, fine particulates and other criteria air contaminants.

In February 2005, the Kyoto Protocol came into effect. Canada's commitment is to obtain by 2010 a 6% absolute reduction of greenhouse gas emissions below 1990 levels. Our 2003 greenhouse gas emissions were 61% below 1990 levels and, therefore, we easily surpass the federal commitment. While specific Canadian policy regarding large final emitters such as pulp and paper facilities is still under development, under a currently proposed federal plan we expect to have emission credits.

In 2004, we spent approximately $5 million on environmental capital projects. Key 2004 environmental projects included construction of the 30 year capacity landfill at Crofton and an upgrade of Crofton's ambient air monitoring systems. We also successfully completed a hog fuel washing trial at Elk Falls which reduced the sea salt content in the waste wood fuel supplied to the boiler. At Port Alberni we began remediation of lands that had some minor creosote contamination from an old river water pipeline. We also undertook substantial demolition of old infrastructure which required careful disposal of old asbestos materials. We estimate that capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of our properties, will total approximately $3 million in 2005. While we believe that our estimate for environmental projects for the remainder of 2005 is reasonable, there can be no assurance that actual expenditures will not exceed the estimated amounts.

CONTAMINATED SITES

We are not aware of any sites or land parcels which are considered contaminated under the Province's contaminated sites legislation.

Provincial legislation governing contaminated sites came into effect in British Columbia on April 1, 1997. If a particular site exceeds prescribed levels of certain classes of substances, the site is determined to be a "contaminated site" under the legislation. The legislation specifies the circumstances in which a "site profile" must be prepared in respect of any property that has been used for certain industrial or commercial purposes. If a site is determined to be contaminated, remediation will normally be required under government supervision. As current and past owners of mill sites, all forest products companies in British Columbia may face remediation costs particularly as a result of historical operations and disposal practices. Compliance with this legislation has not resulted in any material cost to us but there can be no guarantee that such costs will not be incurred in the future as a consequence, for example, of the discovery of unknown conditions or changes in enforcement policies.

                            RESEARCH AND DEVELOPMENT

We continue to contribute to industry supported research organizations such as the Pulp and Paper Research Institute of Canada. In addition, research required to meet our specific needs is conducted at private laboratories under the direction of our technical experts and at the mill laboratories.

Business unit technical staff provide scientific and technological expertise in support of operations and product development efforts.

Our research and development expenditures totaled approximately $3 million for the year ended December 31, 2004, and approximately $3 million for the year ended December 31, 2003.

                              CAPITAL EXPENDITURES

Over the past five years our capital expenditures on continuing operations have totaled approximately $520 million. In the year ended December 31, 2004, approximately $68 million was spent on various environmental, maintenance of business and discretionary projects. The following table summarizes capital expenditures on continuing operations by business segment over the past five years:


      $ Millions           2004      2003      2002     2001      2000     TOTAL
---------------------      ----      ----      ----     ----      ----     -----
Paper                       39        54        63       113       100      369
Pulp                        29        27        19        24        52      151
                            --        --        --       ---       ---      ---
Continuing Operations       68        81        82       137       152      520
                            ==        ==        ==       ===       ===      ===

                                CAPITAL STRUCTURE

We are authorized to issue an unlimited number of common shares and 100,000,000 preferred shares. As of December 31, 2004, there were 214,604,120 common shares issued and outstanding and no preferred shares issued and outstanding. All of the issued and outstanding common shares are fully paid. Holders of common shares are entitled to receive dividends as and when declared by our Board of Directors and, unless otherwise provided by legislation, are entitled to one vote per share on all matters to be voted on at all meetings of shareholders. Upon the voluntary or involuntary liquidation, dissolution or winding-up of the company, the holders of common shares are entitled to share rateably in the remaining assets available for distribution after payment of liabilities. The common shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to the common shares.

                               FOREIGN OPERATIONS

We have no foreign manufacturing operations.

                                  RISK FACTORS

Our business and operations are subject to a number of risk factors which are set out in the Management's Discussion and Analysis contained in the Annual Report for our most recently completed financial year, which is available on SEDAR at www.sedar.com.

                                LEGAL PROCEEDINGS

We occasionally become party to legal proceedings, generally related to contract disputes and employment law in the ordinary course of business. The final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on our financial results.

We and certain of our affiliates have been named as defendants, together with a number of other paper producers, in class action lawsuits in the United States alleging an ongoing conspiracy to fix prices of magazine and other publication papers. These suits have been triggered by a European Commission investigation into possible anti-competitive practices by certain European paper producers. We believe there is no merit to the allegations, but will nevertheless incur costs to defend ourselves.

                                    DIVIDENDS

We are currently restricted from paying dividends under the terms of our bond indentures because our cumulative losses (adjusted to exclude foreign exchange gains/losses on debt) since the initial bond issue exceed cash proceeds from equity issues for the same period. No dividends were paid in the years ended December 31, 2004, 2003 or 2002.

                                     RATINGS

In February 2004, Moody's lowered its credit ratings on our senior unsecured debt to Ba3 from Ba2, on our secured credit facilities to Ba2 from Ba1, and confirmed its outlook on our debt ratings as negative. The downgrade was cited as due to the prolonged downturn in the market for newsprint and other products we manufacture.

In December 2004, Standard and Poor's (S&P) lowered its long-term corporate credit and senior unsecured ratings to BB- from BB and its senior secured rating to BB from BB+, and confirmed the outlook as negative. The rapid appreciation of the Canadian dollar as well as continued energy pressures were attributed to the downgrade. The adjustment makes the S&P ratings similar to those of Moody's which remain unchanged in the quarter.

The interest rate we pay on borrowings under our revolving credit facility includes a margin that varies with our credit rating. The margin increased with the Moody's downgrade in February 2004. Downgrades could negatively impact our cost of additional borrowing and potentially our cost of capital, but otherwise have no direct impact on our business.

The following table highlights our credit ratings and assigned outlooks with Moody's and S&P as of December 31, 2004, 2003 and 2002.


                                          DECEMBER 31,
                                2004          2003          2002
                              --------    ------------    --------
MOODY'S
Outlook                       Negative      Negative      Stable
Issuer rating                      Ba3           Ba2         Ba2
Senior implied issuer              Ba3           Ba2         Ba2
Bank loan debt                     Ba2           Ba1         Ba1
Senior unsecured debt              Ba3           Ba2         Ba2

STANDARD & POOR'S
Outlook                       Negative      Negative      Negative
Long term corporate credit         BB-           BB            BB+
Senior unsecured debt              BB-           BB            BB+
Senior secured debt                BB            BB+           BB+

                              MARKET FOR SECURITIES

Our common shares are listed for trading on The Toronto Stock Exchange (the "TSX") under the symbol NS. During 2004, the common shares traded at a high of $4.95, a low of $3.30 and an average daily volume of 546,140. The price range and volume of trading of the common shares on the TSX during each month of 2004 was as follows:

                         PRICE RANGE
   MONTH                 LOW-HIGH ($)                   VOLUME
-----------              ------------                 ----------
 January                 3.85 - 4.67                  18,009,316
 February                3.98 - 4.95                  18,048,306
  March                  4.04 - 4.95                  13,703,375
  April                  4.32 - 4.78                   9,647,015
   May                   3.90 - 4.54                   9,780,334
   June                  4.20 - 4.74                   8,158,644
   July                  4.21 - 4.69                   5,286,011
  August                 3.72 - 4.50                  10,324,984
September                3.80 - 4.14                   6,736,304
 October                 3.30 - 4.20                  10,518,902
 November                3.35 - 3.75                  18,026,054
 December                3.46 - 3.80                   9,934,292

                               MATERIAL CONTRACTS

Since January 1, 2002, we have entered into the following material contracts:

1. Indenture, dated as of March 23, 2004, governing the Corporation's 7 3/8% Senior Notes due 2014, among the Corporation, the subsidiary guarantors and Wells Fargo Bank, National Association, as trustee.

2. Credit Agreement, dated as of July 19, 2002, among the Corporation, the subsidiary restricted parties named therein, TD Securities and RBC Capital Markets as arrangers, the Toronto-Dominion Bank, as administration agent, Royal Bank of Canada as syndication agent, and the lender parties named therein (the "Credit Agreement").

3. First Amending Agreement to Credit Agreement, dated as of May 8, 2003, among the Corporation, the subsidiary restricted parties named therein, The Toronto-Dominion Bank, as administration agent, and the lender parties named therein.

4. Second Amending Agreement to Credit Agreement, dated August 6, 2003 among the Corporation, its subsidiary restricted parties named therein, the Toronto-Dominion Bank, as administrative agent, and the lender parties thereto.

5. Third Amending Agreement to Credit Agreement, dated May 28, 2004, among the Corporation, its subsidiary restricted parties named therein, the Toronto-Dominion Bank, as administrative agent, and the lender parties thereto.

6. Omnibus Pledge Agreement, dated as of July 19, 2002, entered into by certain wholly owned subsidiaries of the Corporation and The Toronto-Dominion Bank pursuant to the Credit Agreement.

7. Aggregate Repricing Agreement, dated as of May 14, 2003, among Norske Skog Canada Finance Limited, certain lenders or affiliates of lenders named in the Credit Agreement and Royal Bank of Canada as group valuation agent, with respect to the repricing from time to time of certain secured derivative contracts entered into by Norske Skog Canada Finance Limited.

8. Indenture, dated as of May 15, 2003, governing the Corporation's 8 5/8% Senior Notes due 2011, among the Corporation, the subsidiary guarantors and Wells Fargo Bank Minnesota, National Association, as trustee (the "2003 Notes Indenture").

9. First Supplemental Indenture amending the 2003 Notes Indenture, dated as of December 1, 2003, among the Corporation, the subsidiary guarantors named therein and Wells Fargo Bank Minnesota, National Association, as trustee.

                          TRANSFER AGENT AND REGISTRAR

CIBC Mellon Trust Company; Vancouver, Toronto and Montreal.

                           AUDIT COMMITTEE INFORMATION

The Audit Committee consists of Thomas S. Chambers, J. Trevor Johnstone, Harold
N. Kvisle, R. Keith Purchase and Vidar Lerstad. Each of these directors are independent for the purposes of sitting on the Audit Committee, as defined under applicable legislation, and are financially literate. The Board has determined that each member of the Audit Committee qualifies as an "audit committee financial expert" for the purposes of applicable legislation. The relevant education and experience of each Audit Committee member is as follows:

NAME                    RELEVANT EDUCATION AND EXPERIENCE

T.S. Chambers           Mr. Chambers has been a chartered accountant since 1969.
                        He was an audit partner at PricewaterhouseCoopers LLP from 1976 to 2002 and was the managing parter of PricewaterhouseCoopers LLP's and its predecessor's
                        Canadian audit practice from 1996 to 2001. Mr. Chambers is a member of the Institute of Corporate Directors and was the chair of the British Columbia chapter of that organization from 2002 to 2004. Mr. Chambers is a member of two other audit committees and the chair of one of them.

J.T. Johnstone          Mr. Johnstone is a chartered accountant and has
                        qualified as a certified public accountant, although he no longer actively practices as such. He worked for a public accountant where he oversaw the preparation and audit of financial statements for four years. He has been the chief financial officer of a number of private companies and he is a member of four other audit committees.

H. Kvisle               Mr. Kvisle has an accounting degree from the University
                        of Alberta and received his MBA from the University of Calgary in 1982. He is the Chief Executive Officer of
                        TransCanada Corporation, a Canadian publicly traded company, and in that capacity he supervises the company's financial officers. He also supervised various financial officers while he was president of Fletcher
                        Challenge Energy Canada Inc.

R.K. Purchase           Mr. Purchase holds a Bachelor of Commerce
                        (Administration) from Victoria University of Wellington
                        (New Zealand) and an MBA from Simon Fraser University.
                        He has been the Chief Executive Officer of Timberwest, the managing director of Tasman Pulp & Paper and the Executive Vice President of MacMillan Bloedel Ltd. In those capacities he actively supervised financial officers of the respective companies.

V.Lerstad               Mr. Lerstad holds an MBA from the Norwegian School of
                        Economics and Business Administration. He worked as a controller for Norsk Hydro AS and has been the managing director of two companies where he actively supervised the financial officers of those companies. Mr. Lerstad is the acting chief financial officer of Norske
                        Skogindustrier ASA.

The principal functions of the Audit Committee are:

      (i) to review all financial information and statutory disclosure documents prior to their approval by the Board and their distribution to shareholders and other interested persons;

      (ii) to evaluate systems of internal control and procedures for financial reporting;

      (iii) to review and recommend for approval by the Board the terms of engagement and remuneration of the external auditor;

      (iv) to monitor the performance of the external and internal auditors and assess the independence thereof; and

      (v) to recommend to the Board the appointment of investment managers for the Corporation's salaried pension plans and to monitor the performance of these managers.

The roles and responsibilities of the Audit Committee are contained in its terms of reference, which are reviewed annually.

The Board, through the Audit Committee, identifies and reviews with management the principal risks facing the Corporation and ensures that appropriate risk management systems and internal control systems are implemented. The Audit Committee is also responsible for the Corporation's financial reporting processes and the quality of its financial reporting. The Audit Committee is free to communicate with the Corporation's external and internal auditors at any time, and the committee meets with the Corporation's internal and external auditors, without management present, on a regular basis.

Through the Audit Committee the Board has approved policies relating to the treatment and disclosure of corporate information. Public disclosure about the Corporation is reviewed by a group that includes the Chief Executive Officer, Chief Financial Officer, and the legal, investor relations and corporate controller's departments, and others as required, to ensure timely and accurate disclosure.

All quarterly and annual financial statements, material press releases, investor presentations and other corporate materials are posted immediately on the Corporation's website (www.norskecanada.com). The Corporation provides live internet and conference call access to interested parties in connection with the release of its quarterly financial information.

The Audit Committee is responsible for pre-approving all non-audit services to be performed by the external auditors. The Chair of the Audit Committee is authorized to pre-approve non-audit services that have a value equal to up to $100,000. All non-audit services pre-approved by the Chair are presented to the Committee at its first scheduled meeting following the Chair's pre-approval. In January, 2005 the Audit Committee approved the engagement of the external auditors for the period ending January 31, 2006 for the provision of certain tax related services and miscellaneous accounting advice having an aggregate cost of $350,000.

During the last two years, we paid the following fees to our external auditors:

                      PERIOD ENDING DECEMBER 31

                        2004            2003
                      --------        ---------
Audit Fees            $732,200        $709,100

Audit Related Fees     124,500          99,900

Tax Fees                90,900         156,100

All Other Fees               -               -
                      --------        --------

Total                 $947,600        $965,100
                      ========        ========

The services rendered in connection with "Audit Related Fees" consisted primarily of the audit of a wholly owned subsidiary, the audit of our pension plan and other accounting advice. The services rendered in connection with "Tax Fees" consisted primarily of tax compliance services.

                              CORPORATE GOVERNANCE

Additional information regarding our corporate governance practices, including the terms of reference for our Board of Directors and our Audit Committee, is contained in our Management Proxy Circular for our 2005 Annual Meeting. This document can be found at www.sedar.com.

                             DIRECTORS AND OFFICERS

As of March 21, 2005, the name and municipality of residence of each of the directors and officers of the Corporation, the office held by each and the principal occupation of each during the past five years are as follows:

DIRECTORS

 Name and Municipality of
         Residence                                    Occupation Principal                          Director Since
---------------------------      --------------------------------------------------------------   -----------------
JAN A. OKSUM                     Chairman, President and Chief Executive Officer                  October 24, 2001
Oslo, Norway                     Norske Skogindustrier ASA. Previously, Deputy Chief Executive
                                 Officer and Senior Vice President, Norske Skogindustrier ASA.

WILLIAM P. ROSENFELD             Counsel, Goodmans LLP. Previously, Partner, Goodmans LLP.        October 27, 1993
TORONTO, Ontario

RUSSELL J. HORNER                President and Chief Executive Officer. Previously, President     November 3, 1999
Vancouver, British Columbia      and Chief Operating Officer; Chief Operating Officer,
                                 Australasia, Fletcher Challenge Paper Division, Fletcher
                                 Challenge Limited.

THOMAS S. CHAMBERS               President, Senior Partner Services Ltd. Previously, Partner,     October 30, 2003
Vancouver, British Columbia      PricewaterhouseCoopers.

JARLE DRAGVIK                    Senior Vice President, Production, Norske Skogindustrier ASA.    February 1, 2005
Vollen, Norway                   Previously, Senior Vice President, Sales and Marketing and
                                 Mill Manager, Norske Skog Bruck, at Norske Skogindustrier ASA.

J. TREVOR JOHNSTONE              Managing director, Tricor Pacific Capital Inc., a private        August 27, 2001
West Vancouver, British          equity firm.
Columbia

HAROLD N. KVISLE                 President and Chief Executive Officer, TransCanada               November 28, 1997
Calgary, Alberta                 Corporation. Previously, Executive Vice President, Trading
                                 and Business Development, Senior Vice Presient, Trading and
                                 Business Development and Senior Vice President, Energy
                                 Operations, TransCanada Pipelines Limited.

VIDAR LERSTAD                    Senior Vice-President, Corporate Strategy, Norske                April 27, 2004
Billingstad, Norway              Skogindustrier ASA. Previously, Executive Vice-President,
                                 South America, Senior Vice-President, Asian Activities and
                                 Senior Vice-President, International, Norske Skogindustrier
                                 ASA.

R. KEITH PURCHASE                Corporate director and Advisor. Previously, Executive Vice       August 27, 2001
West Vancouver, British          President and Chief Operating Officer, MacMillan Bloedel
Columbia                         Limited, an integrated forest products company.

OFFICERS

Name and Municipality of Residence                                     Principal Occupation
----------------------------------          --------------------------------------------------------------------------
JAN A. OKSUM                                Chairman, President and Chief Executive Officer Norske Skogindustrier
Oslo, Norway                                ASA. Previously, Deputy Chief Executive Officer and Senior Vice
                                            President, Norske Skogindustrier ASA.

WILLIAM P. ROSENFELD                        Deputy Chairman.
Toronto, Ontario                            Counsel, Goodmans LLP. Previously, Partner, Goodmans LLP.

RUSSELL J. HORNER                           President and Chief Executive Officer. Previously, President and Chief
Vancouver, British Columbia                 Operating Officer; Chief Operating Officer, Australasia, Fletcher
                                            Challenge Paper Division, Fletcher Challenge Limited.

JAMES E. ARMITAGE                           Senior Vice-President, Sales and Marketing. Previously, Senior
Vancouver, British Columbia                 Vice-President, Newsprint; Vice-President, Worldwide Newsprint Sales.

JESSE M. BEAMAN                             Senior Vice-President, Operations. Previously, Vice-President, Crofton
Surrey, British Columbia                    Pulp and Paper; Manager, Crofton Paper. Previously, Vice-President,
                                            Eastern Operations, Building Materials; Vice-President, Business
                                            Transformation, Printing Papers; and General Manager, Alberni
                                            Specialties, MacMillan Bloedel Limited.

W.R. (RON) BUCHHORN                         Vice-President, Corporate Services. Previously, Vice-President, Human
West Vancouver, British Columbia            Resources. Previously, Consultant and Vice-President Compensation and
                                            Rehabilitation Services, Workers' Compensation Board of British Columbia.

STUART H. CLUGSTON                          Vice-President, Corporate Affairs and Social Responsibility. Previously,
Vancouver, British Columbia                 Director, Communication Management.

RALPH LEVERTON                              Vice-President, Finance and Chief Financial Officer. Previously, Chief
Surrey, British Columbia                    Financial Officer, Secretary and Treasurer; Consultant; President and
                                            Chief Operating Officer, Harmac Pacific Inc.; Vice-President, Finance,
                                            Chief Financial Officer and Secretary, Harmac Pacific Inc.

ROBERT H. LINDSTROM                         Vice-President, Strategy. Previously, Vice-President, Supply and
Burnaby, British Columbia                   Utilities, Pulp Operations; Director, Strategic Planning, Pulp Operations.

VALERIE B. SEAGER                           Corporate Secretary and Legal Counsel. Previously, Vice President and
Vancouver, British Columbia                 General Counsel, Norigen Communications Inc.; Partner, Heenan Blaikie

PETER M. STAIGER                            Treasurer. Previously, Controller Treasurer; Corporate Controller; and
Vancouver, British Columbia                 Manager, Corporate Reporting.

Our directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over, less than 1% of our issued and outstanding Common Shares.

                             ADDITIONAL INFORMATION

Additional financial information is provided in the Corporation's Management's Discussion and Analysis of Financial Condition and Results of Operation and Consolidated Financial Statements for the year ended December 31, 2004, both of which are incorporated by reference herein.

Further information relating to the Corporation may be found on SEDAR at www.sedar.com, including the Management Proxy Circular for the Corporation's 2005 Annual Meeting, which contains additional information regarding directors' and officers' remuneration, principal holders of our securities, and securities authorized for issuance under equity compensation plans.

In addition, we will provide to any person, upon request to the Corporate
Secretary:

(a) when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus which has been filed in respect of a distribution of our securities:

      (i) one copy of our Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

      (ii) one copy of our comparative financial statements for our most recently completed fiscal year together with the accompanying report of the auditor and one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed fiscal year;

      (iii) one copy of our Information Circular in respect of our most recent annual meeting of shareholders that involved the election of directors; and

      (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)   at any other time, one copy of any other documents referred to in (a) (i),
      (ii) and (iii) above, provided we may require the payment of a reasonable charge if the request is made by a person who is not a holder of our securities.

                        SUMMARY OF FINANCIAL INFORMATION

ANNUAL INFORMATION

                                                                  Year Ended December 31
                                                       -------------------------------------------
                                                        2004              2003               2002
                                                       ------            -------           -------
                                                                  (millions of dollars)
Sales                                                  1,878             $1,821            $1,704
Operating Earnings (Loss)                                (31)              (112)             (122)
Net Earnings (Loss)                                      (29)               (85)             (123)
Total Assets                                           2,746              2,816             2,897
Long Term Debt (Net of Current Portion)                  824                846               886
Other Long-Term Debt Obligations                         234                250               177
                                                       (dollars per weighted average common share)
Net Earnings (Loss)                                    (0.13)             (0.41)            (0.64)
Dividends Declared                                         -                  -                 -
Dividends Paid                                             -                  -                 -

QUARTERLY INFORMATION




                                                                 Year Ended December 31, 2004
                                                       ---------------------------------------------
                                                         Q1            Q2          Q3           Q4
                                                       ------        ------       -----       ------
                                                                   (millions of dollars)
Sales                                                    454           480          467         477
Net Earnings (Loss)                                      (47)          (24)          28          14
                                                        (dollars per weighted average common share)
Net Earnings (Loss)                                    (0.22)        (0.11)        0.13        0.06
Dividends Declared                                         -             -            -           -
                                                                     (dollars)
Price Range Per Share          High                     4.95          4.78         4.69        4.20
(The Toronto Stock Exchange)    Low                     3.85          3.90         3.72        3.30

                                                                 Year Ended December 31, 2003
                                                       ---------------------------------------------
                                                         Q1            Q2           Q3          Q4
                                                       ------        ------       -----       ------
                                                                   (millions of dollars)
Sales                                                    446           440          474         461
Net Earnings (Loss)                                      (25)          (19)         (28)        (13)
                                                        (dollars per weighted average common share)
Net Earnings (Loss)                                    (0.12)        (0.09)       (0.14)      (0.06)
Dividends Declared                                         -             -            -           -
                                                                     (dollars)
Price Range Per Share          High                     6.06          4.19         4.20        4.35
(The Toronto Stock Exchange)    Low                     3.90          3.00         3.31        2.93

                                                                 Year Ended December 31, 2002
                                                       ---------------------------------------------
                                                         Q1            Q2           Q3          Q4
                                                       ------        ------       -----       ------
                                                                   (millions of dollars)
Sales                                                    371           413          451         469
Net Earnings (Loss)                                      (42)          (24)         (20)        (37)
                                                        (dollars per weighted average common share)
Net Earnings (Loss)                                    (0.24)        (0.13)       (0.10)      (0.18)
Dividends Declared                                                       -            -           -
                                                           -
                                                                     (dollars)
Price Range Per Share          High                     7.70          7.45         7.50        5.80
(The Toronto Stock Exchange)    Low                     6.70          6.00         5.06        4.65

Further discussion of our financial results is contained within the Management's Discussion and Analysis section of the Annual Report for the year ended December 31, 2004.